EXHIBIT 99.2

Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group Tracking Stock

The following tables present our assets, liabilities, revenue, expenses and cash flows that are attributed to our Fidelity National Financial Ventures business (“we,” “our,” "FNFV Group," or “FNFV”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended June 30, 2016 included in this Quarterly Report on Form 10-Q.
FNFV Group common stock is intended to reflect the separate performance of our FNFV Group. We own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH"), Ceridian HCM, Inc. ("Ceridian"), Digital Insurance, Inc. ("Digital Insurance") and Del Frisco's Restaurant Group ("Del Frisco's", NYSE: DFRG).
FNFV Group is comprised of two operating segments as follows:

•
Restaurant Group. This segment consists of the operations of ABRH, in which we hold a 55% ownership interest. ABRH and its affiliates are the owners and operators of the O'Charley's, Ninety Nine Restaurants, Village Inn, Bakers Square, and Legendary Baking restaurant and food service concepts. As of and for the six months ended June 30, 2015, this segment also included the results of J. Alexander's, Inc. ("J. Alexander's"), which was distributed to FNFV shareholders on September 28, 2015, and the Max & Erma's concept, which was sold pursuant to an Asset Purchase Agreement on January 25, 2016.

•
FNFV Corporate and Other. This segment primarily consists of our share in the operations of certain equity investments, including Ceridian, as well as consolidated investments, including Digital Insurance, in which we own 96%, and other smaller operations which are not title related.

We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group (see Exhibit 99.1) and the FNFV Group. In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNFV, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF, Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNFV Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. The issuance of FNFV Group common stock does not affect the rights of FNF, Inc.'s creditors or creditors of its subsidiaries. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" in our Annual Report on Form 10-K for the year ended December 31, 2015 for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Balance Sheet Information
(In millions, except share data)

	June 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value	$22	$—
Equity securities available for sale, at fair value	43	36
Investments in unconsolidated affiliates	474	396
Other long-term investments	23	27
Short-term investments	105	244
Total investments	667	703
Cash and cash equivalents	22	31
Trade and notes receivables, net of allowance	46	43
Goodwill	194	188
Prepaid expenses and other assets	61	64
Capitalized software, net	11	11
Other intangible assets, net	174	166
Property and equipment, net	248	233
Deferred tax asset	74	75
Total assets	$1,497	$1,514

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$180	$191
Income taxes payable	9	6
Deferred revenue	15	24
Notes payable	219	200
Due to affiliates	15	10
Total liabilities	438	431
Equity:
FNFV Group common stock, $0.0001 par value; authorized 113,000,000 shares as of June 30, 2016 and December 31, 2015; outstanding of 67,241,506 and 72,217,882 as of June 30, 2016 and December 31, 2015, respectively, and issued of 80,581,608 and 80,581,466 as of June 30, 2016 and December 31, 2015, respectively	—	—
Additional paid-in capital	1,160	1,156
Retained earnings (deficit)	8	(3)
Accumulated other comprehensive loss	(66)	(76)
Less: treasury stock, 13,340,102 and 8,363,584 shares as of June 30, 2016 and December 31, 2015, respectively	(162)	(108)
Total Fidelity National Financial Ventures shareholders’ equity	940	969
Noncontrolling interests	119	114
Total equity	1,059	1,083
Total liabilities and equity	$1,497	$1,514

See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statements of Operations Information
(In millions, except per share data)

	Three months ended June 30,		Six months ended June 30,

	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Revenues:
Operating revenue	$332	$401	$663	$878
Interest and investment income	1	—	2	1
Realized gains and losses, net	15	(1)	12	(1)
Total revenues	348	400	677	878
Expenses:
Personnel costs	40	38	78	76
Other operating expenses	28	29	55	123
Cost of restaurant revenue	245	313	490	619
Depreciation and amortization	15	17	30	34
Interest expense	1	1	4	3
Total expenses	329	398	657	855
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	19	2	20	23
Income tax expense (benefit)	3	(7)	2	(4)
Earnings from continuing operations before equity in losses of unconsolidated affiliates	16	9	18	27
Equity in (losses) earnings of unconsolidated affiliates	(4)	4	(5)	1
Net earnings	12	13	13	28
Less: Net earnings attributable to non-controlling interests	2	3	2	18
Net earnings attributable to FNFV Group common shareholders	$10	$10	$11	$10
Earnings Per Share
Basic
Net earnings per share from continuing operations attributable to FNFV Group common shareholders	$0.15	$0.12	$0.16	$0.12
Diluted
Net earnings per share attributable to FNFV Group common shareholders	$0.14	$0.12	$0.15	$0.12

Weighted average shares outstanding FNFV Group common stock, basic basis	67	78	69	84
Weighted average shares outstanding FNFV Group common stock, diluted basis	70	80	71	86
See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statement of Cash Flows Information
(In millions)

	Six months ended June 30,

	2016	2015
	(Unaudited)
Cash flows from operating activities:
Net earnings	$13	$28
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	30	34
Equity in losses (earnings) of unconsolidated affiliates	5	(1)
Gain on sales of investments and other assets, net	(12)	(1)
Gain on sale of Cascade Timberlands	—	(12)
Stock-based compensation cost	4	5
Changes in assets and liabilities, net of effects from acquisitions:
Net (increase) decrease in trade receivables	(2)	2
Net decrease in prepaid expenses and other assets	4	7
Net decrease in accounts payable, accrued liabilities, deferred revenue and other	(20)	(29)
Net change in amount due to affiliates	5	3
Net change in income taxes	(3)	(32)
Net cash provided by operating activities	24	4
Cash flows from investing activities:
Proceeds from the sale of cost method and other investments	36	6
Additions to property and equipment and capitalized software	(27)	(22)
Contributions to investments in unconsolidated affiliates	(67)	—
Net proceeds from (purchases of) short-term investment securities	139	(41)
Purchases of investment securities available for sale	(37)	—
Distributions from investments in unconsolidated affiliates	4	144
Net other investing activities	—	(2)
Acquisition of Compass/Prospective, net of cash acquired	—	(19)
Proceeds from sale of Cascade Timberlands	—	56
Other acquisitions/disposals of businesses, net of cash acquired	(44)	—
Net cash provided by investing activities	4	122
Cash flows from financing activities:
Borrowings	32	105
Debt service payments	(14)	(4)
Equity and debt issuance costs	—	(1)
Purchases of treasury stock	(55)	(218)
Net cash used in financing activities	(37)	(118)
Net (decrease) increase in cash and cash equivalents	(9)	8
Cash and cash equivalents at beginning of period	31	39
Cash and cash equivalents at end of period	$22	$47
See Notes to Unaudited Attributed Financial Information for FNFV

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group
Period Ended June 30, 2016
(unaudited)
Note A.    Basis of Presentation
Description of the Business
Through our FNFV group, we own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH"), Ceridian HCM, Inc. ("Ceridian") and Digital Insurance, Inc. ("Digital Insurance") and Del Frisco's Restaurant Group ("Del Frisco's", NYSE: DFRG).
Recent Developments
On May 2, 2016, we purchased certain shares of common and preferred stock of Ceridian Holding, LLC, the ultimate parent of Ceridian, from third-party minority interest holders for $17 million. As a result of this purchase, our ownership of Ceridian increased from 32% to 33%.
On March 30, 2016, Ceridian HCM Holding, Inc., a wholly-owned subsidiary of Ceridian, completed its offering (the "Offering") of senior convertible preferred shares for aggregate proceeds of $150 million. As part of the Offering, FNF purchased a number of shares equal to its pro-rata ownership in Ceridian for $47 million. FNF's ownership percentage in Ceridian did not change as a result of the transaction.
On February 18, 2016 our Board of Directors approved a new FNFV Group three-year stock repurchase program, effective March 1, 2016, under which we may repurchase up to 15 million shares of FNFV Group common stock. Purchases may be made from time to time by us in the open market at prevailing market prices or in privately negotiated transactions through February 28, 2019.
EPS
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.
Note B.    Investments in Consolidated and Unconsolidated Affiliates
The following table provides information about our investments in consolidated and unconsolidated affiliates attributable to FNFV, including allocations of certain corporate assets and liabilities primarily related to taxes:

	June 30, 2016	December 31, 2015

Majority Owned Subsidiaries consolidated into the results of FNFV:
American Blue Ribbon Holdings, LLC	$176	$169
Digital Insurance, LLC	74	73
Minority Owned Subsidiaries or other ventures:
Ceridian/Fleetcor (33% minority equity interest)	442	363
Del Frisco's Restaurant Group	43	34
Holding Company cash and short term investments	106	245
Financial investments	24	44
Real estate investments	47	35
Other ventures	28	6
Total FNFV Book Value	$940	$969
Note C.    FNFV Common Stock
FNFV Group common stock has voting and redemption rights. Holders of FNFV Group common stock are entitled to one vote for each share of such stock held. Holders of FNFV Group common stock will vote as one class with holders of FNF Group common stock on all matters that are submitted to a vote of its stockholders unless a separate class vote is required by the terms of the current charter or Delaware law. In connection with certain dispositions of FNFV Group assets, the FNF board of directors may determine to seek approval of the holders of FNFV common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter.

FNF may not redeem outstanding shares of FNFV Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group unless its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the FNF Group, the approval of holders of FNF Group common stock to the corresponding FNF Group common stock redemption, with each affected group voting as a separate class. FNF can convert each share of FNFV Group common stock into a number of shares of the FNF Group common stock at a ratio that provides FNFV stockholders with the applicable Conversion Premium to which they are entitled.